Exhibit 3.3

AMENDMENT TO BYLAWS

The following Amendment to Bylaws of First Financial Bankshares, Inc., was approved and adopted at the regular meeting of the Board of Directors, at which a quorum was present, held on July 27, 2021:

Section 3.02, is hereafter amended to read as follows:

“Section 3.02 Number and Term of Directors. The number of directors shall be fixed and determined from time to time by resolution of a majority of the full Board of Directors at any annual, regular, or special meeting, provided that any decrease in the number of directors does not shorten the time of any incumbent director, provided further that the number of directors shall be no less than seven (7) nor more than fifteen (15). Directors shall be elected by the shareholders at each annual meeting of the shareholders, except as provided in Section 3.04, and each director elected shall hold office for the term for which he is elected and until his successor is elected and qualified. Directors need not be residents of the State of Texas. Persons eligible for election to the Board of Directors shall be shareholders of the Corporation who are otherwise qualified and eligible for election under the Corporate Governance Guidelines of the Corporation.”

SIGNED AND CERTIFIED this 27th day of July, 2021.

/s/ James R. Gordon
James R. Gordon, Secretary